Exhibit 99.1

AuRico Gold Reports Fourth Quarter and Annual Financial Results; Declares Dividend

Young-Davidson Delivers Approximately $9 Million of Positive Net Free Cash Flow

AuRico Delivers Another Year of Consolidated Annual Production that Achieves Guidance Estimates

TORONTO, Feb. 19, 2015 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") reports financial results for the three and twelve months ended December 31, 2014. The Company will host a conference call on Friday, February 20, 2015 beginning at 8:30 a.m. Eastern Time (details below). (All amounts are in U.S. dollars, unless otherwise indicated.)

To view "Company Wide Quarterly Production Growth", please click:
http://files.newswire.ca/975/Quarterly.pdf

2014 Results versus Guidance

Total Production	2014 Results	2014 Guidance[1]
Young-Davidson	156,753	140,000-160,000
El Chanate	67,279	70,000-80,000
	224,032	210,000-240,000
Total Cash Costs per Ounce
Young-Davidson Underground	$719	$650-$750
Young-Davidson Historical Stockpile	$1,071	$850-$950
El Chanate	$669	$625-$725
	$779	$675-$775
Total All-in Sustaining Costs per Ounce[2,3]
Young-Davidson	$1,075	$1,100-$1,200
El Chanate	$1,121	$1,000-$1,100
	$1,200	$1,100-$1,200
Total Capital Investment ($000s)[4]
Young-Davidson ($000s)	$135,100	$135,000
El Chanate ($000s)	$26,100	$20,000-$25,000
	$161,200	$155,000-$160,000

Company-Wide Exploration ($000's)	$18,700	$15,000
Corporate G&A5 ($000's)	$16,800	$20,000

1. The following currency assumptions were used to forecast 2014 estimates: 0.95:1 US dollar to the Canadian dollar and 13.0:1 Mexican pesos to the US dollar.
2. Company-wide all-in sustaining costs are defined as cash costs, sustaining capital, corporate general and administrative expense and sustaining exploration.
3. Sustaining capital is defined as capital expenditures required to maintain current levels of production.
4. Capital investment for Young-Davidson and El Chanate operations only. Excludes exploration costs, capitalized interest and other corporate capital investment.
5. Does not include share-based compensation and corporate restructuring costs.

Financial Highlights

(in thousands, except per share amounts)	Quarter Ended Dec. 31, 2014	Quarter Ended Dec. 31, 2013	Twelve Months Ended Dec. 31, 2014	Twelve Months Ended Dec. 31, 2013
Revenue from mining operations	$71,194	$50,782	$291,182	$227,631
Adjusted net (loss) / earnings(1)	($9,492)	($5,484)	($37,968)	$13,052
Adjusted net (loss) / earnings per share, basic(1)	($0.04)	($0.02)	($0.15)	$0.05
Net loss	($108,259)	($106,412)	($169,648)	($176,770)
Net loss, basic	($0.43)	($0.43)	($0.68)	($0.71)
Adjusted operating cash flow(1)	$18,367	$17,508	$64,709	$78,079
Adjusted operating cash flow, per share(1)	$0.07	$0.07	$0.26	$0.31

(1)	See the tables at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below.

Operational Highlights

	Quarter Ended Dec. 31, 2014			Quarter Ended Dec. 31, 2013
	Young- Davidson	El Chanate	Total	Young- Davidson	El Chanate	Total
Gold ounces produced	40,945	15,638	56,583	29,597	16,420	46,017
Gold ounces produced, pre-commercial production(3)	-	-	-	3,509	-	3,509
Total gold ounces produced	40,945	15,638	56,583	33,106	16,420	49,526
Underground cash costs per ounce(1)(2)(4)	$656	-	$656	$663	-	$663
Open pit cash costs per ounce(1)(2)(4)	$994	$816	$873	$983	$615	$812
Total cash costs per ounce(2)(4)	$719	$816	$746	$850	$615	$771

	Twelve Months Ended Dec. 31, 2014			Twelve Months Ended Dec. 31, 2013
	Young- Davidson	El Chanate	Total	Young- Davidson	El Chanate	Total
Gold ounces produced	156,753	67,279	224,032	89,236	71,864	161,100
Gold ounces produced, pre-commercial production(3)	-	-	-	31,502	-	31,502
Total gold ounces produced	156,753	67,279	224,032	120,738	71,864	192,602
Underground cash costs per ounce(1)(2)(4)	$719	-	$719	$663	-	$663
Open pit cash costs per ounce(1)(2)(4)	$1,071	$669	$839	$757	$592	$677
Cash costs per ounce(2)(4)	$825	$669	$779	$744	$592	$676

(1)	Prior to commissioning the underground mine at Young-Davidson, cash costs were calculated on ounces produced from the open pit only. All underground costs were capitalized, and any revenue related to underground ounces sold was credited against capital.
Subsequent to the declaration of commercial production in the underground mine on October 31, 2013, cash costs are calculated on ounces from both the open pit and underground mines, and revenue related to the sale of underground ounces is recognized in the Company's Statement of Operations as revenue.
(2)	Cash costs are prior to inventory net realizable value adjustments, where applicable. See the Non-GAAP Measures section on page 22 of the Management's Discussion and Analysis for the three and twelve months ended December 31, 2014.
(3)	Includes pre-production gold ounces from the Young-Davidson underground mine prior to the declaration of commercial production on October 31, 2013.
(4)	For the three and twelve months ended December 31, 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate and Young-Davidson mines. For 2013, cash costs per gold ounce were calculated using gold ounces sold at the
El Chanate mine and gold ounces produced at the Young-Davidson mine.

Recent Highlights

•	On January 21, 2015 the Company released an initial resource Kemess East of 5.5 million gold equivalent ounces that is comprised of indicated resource of 2.1 million gold equivalent ounces and an inferred resource of 3.4 million gold equivalent ounces. The Kemess East discovery (refer to press release dated December 15, 2014) is located one kilometre east of the previously delineated Kemess Underground deposit and 6.5 kilometres north of the existing Kemess mill facility. Combined with the Kemess Underground reserves and resources, the entire Kemess Property resource has doubled to 10.6 million gold equivalent ounces.
•	On January 14, 2015, the Company completed a revised agreement with Crocodile Gold ("Crocodile"), whereby AuRico received a C$20 million upfront payment and was granted a net smelter return royalty of 2% from Crocodile's Fosterville Gold Mine beginning in 2015 and 1% from Crocodile's Stawell Gold Mine beginning in 2016.
•	On November 11, 2014, the Company announced a joint venture strategic partnership with Carlisle Goldfields ("Carlisle") in the Lynn Lake Gold Camp ("Lynn Lake"). Under the joint venture agreement the Company has acquired a 25% interest in Lynn Lake for an initial cash contribution of C$5 million and can earn up to a 60% interest by funding C$20 million on the project over a three-year period and delivering a feasibility study within that time period. The transaction represents a low risk opportunity to participate in the early stage advancement of a highly prospective mining district in Canada.

Young-Davidson Highlights

•	At the end of the year, the Young-Davidson mine had achieved a record 21 months of lost time incident free operations.
•	Production of 40,945 gold ounces for the quarter represented the eleventh consecutive quarter of record gold production. For 2014, the Young-Davidson mine produced 156,753 gold ounces, representing the high-end of the Company's annual production guidance estimates. The operation expects to deliver period-over-period production increases going forward as the underground mine ramps-up to year-end targeted levels at the end of 2016.
•	Underground cash costs for the quarter were $656 per gold ounce, consistent with the prior quarter and primarily driven by increased production, lower unit processing costs and lower underground unit mining costs. For 2014, underground cash costs were $719 per gold ounce, in-line with the Company's annual guidance levels.
•	During the quarter, underground mine productivity exceeded year-end target levels and averaged approximately 4,140 tonnes per day (4,214 tonnes per day in December) at grades in-line with reserve grade estimates. With underground productivity remaining ahead of target, the operation is well positioned to achieve the 2015 year-end target of 6,000 tonnes per day and an ultimate productivity level of 8,000 tonnes per day at the end of 2016.
•	Underground unit mining costs declined to approximately $39 per tonne in the fourth quarter, exceeding the year-end target of $40 per tonne.
•	Approximately 3,438 metres of underground development advance were completed during the quarter and 14,024 metres for the year, which is at the high end of planned levels. The Company will continue to focus on advancing underground development to best position the mine for sustainable, period-over-period, productivity increases in 2015 and beyond.
•	During the quarter, the mill facility averaged 7,757 tonnes per day with recoveries of 88%, in-line with targeted levels.
•	Approximately 2.5 million tonnes of open pit ore, at an average grade of approximately 0.75 grams per tonne, is stockpiled ahead of the mill facility for future processing. As the related mining costs associated with the open pit stockpile were expended in prior periods, the processing of this ore will favourably augment the mine's free cash flow profile going forward. The open pit stockpile will continue to supplement underground ore feed to the mill processing facility as the underground mine ramps up to targeted levels and the remaining stockpile will be processed at the end of the mine life.

El Chanate Highlights

•	During the quarter, the open pit mining rate averaged 89,602 tonnes per day.
•	During the quarter the operation produced 15,638 gold ounces. For 2014, the mine produced 67,279 ounces of gold, slightly below 2014 operational guidance estimates.
•	During the quarter, cash costs were $816 per gold ounce. For 2014, cash costs were $669 per gold ounce, in-line with 2014 operational guidance estimates.

"In 2014, we continued to deliver on our commitment to operational excellence and shareholder value creation. We delivered another year of production growth and declining costs at our cornerstone Young-Davidson mine, which underpinned the asset's transition to net free cash flow status in the fourth quarter where the operation reported an impressive $9 million in net free cash flow." stated Scott Perry, stated President and Chief Executive Officer. He continued, "In 2015, we will continue to focus on positioning the Company as a low cost, high margin operation with an organic growth profile and an expanded portfolio of quality properties located in the leading jurisdictions of Canada and Mexico."

Adjusted Net Earnings Reconciliation

(in thousands, except per share metrics)	Quarter Ended Dec. 31, 2014	Quarter Ended Dec. 31, 2013
Net loss	($108,259)	($106,412)
Adjustments:
Deferred income tax expense related to foreign exchange	$14,128	$12,826
Foreign exchange losses	2,017	3,223
Loss on retained interest royalty	3,033	-
Net realizable value adjustments on inventory	16,437	37,196
Impairment charges	91,006	59,886
Gain on option component of convertible notes	-	(772)
Unrealized loss on contingent consideration	-	483
Impact of new Mexican mining tax	-	4,917
Other (including tax effect of adjustments)	(27,854)	(16,831)
Adjusted net loss	($9,492)	($5,484)
Adjusted net loss, per share	($0.04)	($0.02)

(in thousands, except per share metrics)	Twelve Months Ended Dec. 31, 2014	Twelve Months Ended Dec. 31, 2013
Net loss	($169,648)	($176,770)
Adjustments:
Deferred income tax expense related to foreign exchange	$16,913	$9,783
Foreign exchange loss / (gain)	5,238	4,289
Loss on retained interest royalty	10,825	-
Net realizable value adjustments on inventory	23,534	42,069
Impairment charges	91,622	158,574
Gain on transfer of litigation claim	(3,177)	-
Loss on convertible notes tender offer	15,645	-
Corporate restructuring costs	2,716	-
Unrealized and realized (gain) / loss on investments	(6,589)	-
Gain on option component of convertible notes	-	(15,622)
Unrealized gain on derivatives	-	(2,071)
Unrealized loss on contingent consideration	-	7,395
Impact of new Mexican mining tax	-	4,917
Other (including tax effect of adjustments)	(25,047)	(19,512)
Adjusted net (loss) / earnings	($37,968)	$13,052
Adjusted net (loss) / earnings, per share	($0.15)	$0.05

Adjusted Operating Cash Flow Reconciliation

(in thousands, except per share metrics)	Quarter Ended	Quarter Ended
	Dec. 31, 2014	Dec. 31, 2013
Operating cash flow	$28,486	$11,954
Add back: Non-cash change in operating working capital	(10,119)	5,554
Adjusted operating cash flow	$18,367	$17,508
Adjusted operating cash flow, per share	$0.07	$0.07

(in thousands, except per share metrics)	Twelve Months Ended	Twelve Months Ended
	Dec. 31, 2014	Dec. 31, 2013
Operating cash flow	$60,414	$63,266
Add back: Non-cash change in operating working capital	4,295	14,813
Adjusted operating cash flow	$64,709	$78,079
Adjusted operating cash flow, per share	$0.26	$0.31

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

(in thousands)	Quarter Ended	Quarter Ended
	Dec. 31, 2014	Dec. 31, 2013
EBITDA	($87,309)	$80,069
Add back:
Exploration	17	20
Non-cash items identified in supplemental cash flow note, excluding amortization and depletion, and deferred income tax expense / recovery	108,434	95,228
Adjusted EBITDA	$21,142	$15,179

(in thousands)	Twelve Months Ended	Twelve Months Ended
	Dec. 31, 2014	Dec. 31, 2013
EBITDA	($43,960)	($103,213)
Add back:
Exploration	77	41
Non-cash items identified in supplemental cash flow note, excluding amortization and depletion, and deferred income tax expense / recovery	129,803	196,986
Adjusted EBITDA	$85,920	$87,814

Non-GAAP Measures

The Company uses the measures adjusted net earnings, cash costs per ounce, adjusted operating cash flow, EBITDA and Adjusted EBITDA in this press release, which do not have a standardized meaning prescribed by International Financial Reporting Standards ("IFRS" or "GAAP"). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. The non-GAAP measures cash costs per ounce and EBITDA are reconciled to the Company's financial statements beginning on page 22 of the Company's Management's Discussion and Analysis for the three and twelve months ended December 31, 2014.

Adjusted net earnings is comprised of net earnings, adjusted for specific items. While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure as the unrealized gains / losses on foreign exchange, fair value adjustments on contingent consideration and derivatives, unrealized and realized gains and losses on investments, corporate restructuring costs, losses on the retained interest royalty and convertible notes tender offer, impairment charges, gain on the transfer of a litigation claim, net realizable value adjustments on inventory, and other non-recurring items do not reflect the underlying operating performance of the Company's core mining business in the periods presented and are not necessarily indicative of future operating results.

Adjusted operating cash flow excludes the change in non-cash operating working capital, which includes changes in receivables, inventories, prepaid assets, and payables. Management uses adjusted operating cash flow as a measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow.

Adjusted EBITDA represents EBITDA, adjusted for exploration expense and other non-cash items included in earnings. While the adjustments to net earnings in this measure includes items that are recurring, adjusted EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Financial Statements and Management's Discussion and Analysis

The financial statements and related Management's Discussion and Analysis can be found on the Company's website at www.auricogold.com or under the Company's profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml ("Edgar").

Q4 2014 Dividend Declared

The quarterly dividend is linked to operating cash flow ("OCF"), whereby the Company pays out 20% of the OCF generated in the preceding quarter, divided by the Company's outstanding common shares at the time the dividend is approved. On February 19, 2015, the Board of Directors declared the Company's quarterly dividend payment of $0.023 per share for the fourth quarter ended December 31, 2014, payable on March 16, 2015 to shareholders of record at the close of business on March 2, 2015.

Dividend Reinvestment Plan Highlights

The Company implemented a Dividend Reinvestment Plan ("DRIP" or "the Plan") on June 11, 2013 that provides a convenient and cost-effective way for eligible shareholders to acquire additional common shares ("shares") of the Company by reinvesting cash dividends paid on their shareholdings. Highlights of the Plan include:

•	Shares issued under the Plan from the treasury of the Company may be issued at a discount not to exceed 5% from the average market price of the shares over the five day period preceding the relevant dividend payment date as further described in the Plan. The current discount has been set at 5% and shall apply until further notice by press release.
•	Brokerage commissions and administrative costs for the shares issued under the Plan will be borne by the Company and not the registered shareholder, however beneficial shareholders may incur fees in respect of services provided by their nominee.
•	Shares distributed under the Plan will, at the option of the Company, be purchased by the Plan agent from the treasury of the Company or in the open market on the New York Stock Exchange, or a combination of both.

A copy of the Plan is available on the Company's website at www.auricogold.com/DRIP.

Webcast and Conference call

A webcast and conference call will be held on Friday, February 20, 2015 starting at 8:30 a.m. Eastern Time.  Senior Management will be on the call to discuss the results.

Conference Call Access:

•	International & Toronto: 1-647-427-7450
•	Canada & U.S. Toll Free: 1-888-231-8191

Please ask to be placed into the AuRico Gold 2014 Fourth Quarter and Year-End Results Conference Call.

Conference Call Live Webcast
The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1470369/1636711.

Archive Call Access
If you are unable to attend the conference call, a replay will be available until midnight, February 27, 2015 by dialing the appropriate number below:

•	International & Toronto: 1-416-849-0833 Passcode: #64802471
•	Canada & U.S. Toll Free: 1-855-859-2056 Passcode: #64802471

Archive Webcast
The webcast will be archived for 90 days. To access the archived webcast, visit the Company's website at www.auricogold.com or follow this link: http://www.newswire.ca/en/webcast/detail/1470369/1636711.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Property in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement

This press release contains certain information that constitutes "forward-looking information" and "forward-looking statements" as defined under Canadian and U.S. securities laws. All statements in this press release, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "contemplate", "may", "could", "will", "intend", "estimate", "forecast", "target", "budget", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements in this press release include, without limitation, those under the headings , "Young-Davidson Highlights" and "El Chanate Highlights" which include, without limitation, statements with respect to our expectations on underground productivity levels, underground unit mining cost, underground development, mill facility processing rate, cash flow, free cash flow, cash costs, capital investment estimates,  information as to our strategy, plans and future financial and operating performance, such as our expansion plans, project timelines, production plans, projected cash flows or capital expenditure levels, cost estimates, mining or milling methods, projected exploration results, resource and reserve estimates and other statements that express our expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this press release include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company's ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from appropriate regulatory authorities; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company, as well as those factors discussed under "Risk Factors" in the Company's most recent Annual Information Form.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this press release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the assumptions set forth in our most recent Form 40-F/Annual Information Form. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

In particular, forward-looking information included in this document includes, but is not limited to: (1) production estimates and production growth rates, which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability; (2) capital expenditures and other cash costs, which assume foreign exchange rates and accuracy of production estimates, and may be impacted by unexpected maintenance, the need to hire external resources and accelerated capital plans; (3) profits and free cash flow, which assume production and expenditure estimates and may be impacted by gold prices, production estimates, and the timing of payments, and (4) reserves and resources which are forward looking statements by their nature involving implied assessment, and may be impacted by metal prices, future drilling results, operating costs, mining recoveries and dilution rates.

There can be no assurance that forward-looking statements or information will prove to be accurate, accordingly, investors should not place undue reliance on the forward-looking statements or information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This press release uses the terms "measured", "indicated" and "inferred" resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

SOURCE AuRico Gold Inc.

PDF available at: http://stream1.newswire.ca/media/2015/02/19/20150219_C9745_DOC_EN_43380.pdf

%CIK: 0001078217

For further information:

please visit the AuRico Gold website at www.auricogold.com or contact:

Rob Chausse
Executive Vice President & Chief Financial Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 16:30e 19-FEB-15